Exhibit 99.1

Mountain Province Diamonds Announces Feasibility Study Revision and Update

Shares Issued and Outstanding: 106,039,522
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, April 2, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce the results of an updated and revised "2014 Feasibility Study Report" dated March 31, 2014, on the Gahcho Kué diamond project located in Canada's Northwest Territories. JDS Energy and Mining Inc. ("JDS") and Hatch Ltd. compiled and prepared the feasibility study report for the Gahcho Kué Joint Venture between Mountain Province (49%) and DeBeers Canada (51%).

Financial and project highlights:

• IRR (excluding sunk costs)	32.6%*
• NPV @ 10%	Cdn$1.005B
• Capital to completion (2013$ unescalated)	Cdn$858.5M**
• Working capital	Cdn$80.1M
• Ramp up operating costs through Jan '17	Cdn$82.0M
• Sustaining capital LOM (including closure cost)	Cdn$92.7M
• Operating costs (per tonne processed, incl. sorting)	Cdn$72.51
• Mine operational life	12 years
• Average annual production	3 million tonnes
• Total diamond production	53.4 million carats
• Average annual diamond production	4.45 million carats
• Diamond revenue	US$149.66 per carat***

*After taxes/royalties and unleveraged
**Including Cdn$75.6M contingency
***Diamond revenue for the Feasibility Study is derived from the modeled diamond price estimate provided by WWW International Diamond Consultants (February 2014 price book) exclusive of any marketing fees post government valuation.  Price forecasting is inclusive of a real 1.5% escalation over LOM.  Average modeled diamond price in 2014$ is US$118.38

The average annual production for the first three years of full production (2017 - 2019) is estimated at 5.6 million carats. The ramp up costs of Cnd$82.0M noted above does not take into consideration the revenue expected from the estimated production of approx. 1 million attributable carats during the production ramp-up period between September 2016 through January 2017.

"The feasibility study revision and update re-confirms an economically robust, technically credible and environmentally sound development plan for the Gahcho Kué mine", said Mountain Province CEO Patrick Evans.

Mountain Province is also pleased to announce an updated Mineral Reserve estimate for Gahcho Kué (Table 1 below). The Mineral Reserves are the Indicated Resources that can be mined and processed profitably under current economic parameters.

Table 1

Gahcho Kué Mineral Reserve Estimate
(JDS, March 2014 FS)

Pipe	Classification	Tonnes (Mt)	Grade (carats per tonne)	Carats (Mct)
5034	Probable	13.4	1.74	23.2
Hearne	Probable	5.6	2.07	11.7
Tuzo	Probable	16.4	1.25	20.6
Total	Probable	35.4	1.57	55.5

An NI 43-101 compliant revised and updated feasibility study summary report will be filed on SEDAR and EDGAR as well as the Company's website within 45 days of this announcement.

****

Mountain Province Diamonds is a 49% participant with De Beers Canada (51%) in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Canadian federal government approved the development of the Gahcho Kué mine in October 2013 and mine site development commenced in December 2013. The overall project development was approx. 17% complete at the end of February 2014. Major construction is expected to be complete by 2016, to be followed by plant commissioning in mid-2016 and first production in Q3 2016, with commercial production targeted for the end of January 2017.

Qualified Person
The 2014 Feasibility Study Report was compiled and prepared by an integrated engineering team led by Hatch and JDS. Mr. Daniel Johnson, P. Eng., of JDS has reviewed and approved the contents of this release.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 02-APR-14